Exhibit 99.1

Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Products Reports Second Quarter Loss

ST. LOUIS, February 11, 2013 – With governmental markets at all levels coping with severe budget constraints, and hospital equipment markets also in recession, Allied Healthcare Products (NASDAQ: AHPI) reported a loss for the second quarter of fiscal year 2013.

Net income for the quarter ending December 3, 2012 represented a loss of about $469,000, or a negative 6 cents per basic and diluted share, versus about $23,000, or zero cents per basic and diluted share for the prior year. Sales for the quarter declined from about $10.7 million to $9.9 million, or about 7.5 percent, from the previous year.

For the first two quarters of fiscal 2013, net income was a negative $880,000, or a negative 11 cents per basic and diluted share, compared to negative net income of $123,000 or negative 2 cents per basic and diluted share, for the prior year. Sales for the first two quarters slipped from about $22.1 million to $19.2 million, or about 13.1 percent, from the previous year.

A bright spot in Allied sales came from international markets. For the first half of the year, international sales increased almost 19 percent over the previous year.

Increases in global markets, however, could not offset continued decline in Allied’s domestic hospital construction business. Sales in the domestic construction market fell about 36 percent compared to the prior year.

Sales of Allied’s new carbon dioxide absorbent Litholyme®, used in anesthesia procedures, were hindered by product introduction delays, Allied reported. However, those problems have been resolved, and U.S. hospitals are adopting the advanced product.

“Overall, our domestic carbon dioxide absorbent sales are up nearly 17 percent in the first half,” said Earl Refsland, Allied Healthcare Products president and chief executive officer. “We expect that sales growth to increase as we steadily build the base of hospitals that we have converted to Litholyme.”

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied product lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical product dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

	Three months ended,		Six months ended,
	December 31,		December 31,
	2012	2011	2012	2011

Net sales	$9,921,422	$10,681,395	$19,208,513	$22,076,403
Cost of sales	7,815,489	7,946,458	15,123,605	16,935,449
Gross profit	2,105,933	2,734,937	4,084,908	5,140,954

Selling General and administrative expenses	2,857,065	2,693,894	5,495,640	5,327,983
Income (loss) from operations	(751,132)	41,043	(1,410,732)	(187,029)

Interest income	(2,821)	(7,297)	(7,047)	(16,292)
Interest expense	-	-	0	336
Other, net	7,645	11,743	15,226	26,149
	4,824	4,446	8,179	10,193
Income (loss) before provision for
(benefit from) income taxes	(755,956)	36,597	(1,418,911)	(197,222)

Provision for (benefit from) income taxes	(287,263)	13,907	(539,186)	(74,944)
Net income (loss)	$(468,693)	$22,690	$(879,725)	$(122,278)

Net income (loss) per share - Basic	$(0.06)	$0.00	$0.11)	$(0.02)

Net income (loss) per share - Diluted	$(0.06)	$0.00	$0.11)	$(0.02)

Weighted average common shares outstanding - Basic	8,100,593	8,124,386	8,112,490	8,124,386

Weighted average common shares outstanding - Diluted	8,100,593	8,124,834	8,112,490	8,124,386

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ALLIED HEALTHCARE PRODUCTS, INC.

BALANCE SHEET

(UNAUDITED)

	December 31, 2012	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$4,586,331	$5,284,543
Accounts receivable, net of allowances of $300,000	3,551,587	4,843,593
Inventories, net	10,049,584	10,001,226
Income tax receivable	583,706	46,042
Other current assets	590,082	400,677
Total current assets	19,361,290	20,576,081
Property, plant and equipment, net	9,628,935	9,603,556
Other assets, net	1,137,908	1,167,432
Total assets	$30,128,133	$31,347,069

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,693,881	$1,797,144
Other accrued liabilities	1,961,826	1,855,579
Deferred income taxes	793,990	802,961
Deferred revenue	-	114,700
Total current liabilities	4,449,697	4,570,384

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,427,878 shares issued at December 31, 2012 and June 30, 2012; 8,030,247 and 8,124,386 shares outstanding at December 31, 2012 and June 30, 2012, respectively	104,279	104,279
Additional paid-in capital	48,563,230	48,540,802
Accumulated deficit	(2,016,693)	(1,136,968)
Less treasury stock, at cost; 2,397,631 and 2,303,492 shares at December 31, 2012 and June 30, 2012, respectively	(20,972,380)	(20,731,428)
Total stockholders' equity	25,678,436	26,776,685
Total liabilities and stockholders' equity	$30,128,133	$31,347,069

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